Exhibit 99.2

Live from ASCO 2025 | Ascentage Pharma Presents Clinical Data on Bcl-2
Inhibitor Lisaftoclax in Venetoclax-Refractory Patients in Oral Report

ROCKVILLE, Md. and SUZHOU, China, June 2, 2025 – Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855), a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers, announced that it has released the latest data from a Phase Ib/II study of the investigational Bcl-2 inhibitor, lisaftoclax (APG-2575), in combination with hypomethylating agent azacitidine in patients with treatment-naïve (TN) or prior venetoclax-exposed myeloid malignancies, in an oral presentation at the 61st American Society of Clinical Oncology (ASCO) Annual Meeting.

The ASCO Annual Meeting showcases the most cutting-edge research in clinical oncology and state-of-the-art advanced cancer therapies and is the world’s most influential and prominent scientific gathering of the clinical oncology community. As Ascentage Pharma returns to the ASCO Annual Meeting for the eighth consecutive year, two studies of lisaftoclax and MDM2-p53 inhibitor alrizomadlin (APG-115), key drug candidates in the company’s apoptosis-targeted pipeline, have been selected for presentations, including an oral presentation.

This oral presentation reported results from a multi-country, multi-center Phase Ib/II study of lisaftoclax, which as of data cutoff in April 2025, enrolled a total of 103 patients, including patients with TN or relapsed/refractory (R/R) acute myeloid leukemia (AML) or myelodysplastic syndromes (MDS). Findings of this study once again underscored the promising antitumor activity and manageable tolerability of lisaftoclax in myeloid malignancies. Furthermore, for the first time, this study reported responses in venetoclax-refractory patients who received lisaftoclax, thus suggesting that lisaftoclax has favorable antitumor activity and is differentiated from other drugs in the same class.

Lisaftoclax is a novel Bcl-2 inhibitor developed by Ascentage Pharma. In November 2024, the New Drug Application (NDA) for lisaftoclax for the treatment of R/R chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) was accepted and granted a Priority Review designation by the Center for Drug Evaluation (CDE) of China’s National Medical Product Administration (NMPA). With this submission, lisaftoclax has become the first China-developed Bcl-2 inhibitor to reach NDA submission in China, and the second Bcl-2 inhibitor with submitted NDAs anywhere in the world. At present, lisaftoclax is being evaluated in four global registrational Phase III studies in major indications such as CLL/SLL, AML, and MDS, including a US Food and Drug Administration (FDA)-cleared multi-country, registrational Phase III trial.

Patricia Kropf, MD, Principal Investigator of the study from Novant Health Cancer Institute, commented, “In this global, multicenter study, lisaftoclax in combination with azacitidine showed promising efficacy and a tolerable safety profile for patients with treatment-naïve or R/R AML and MDS. This data supports the upcoming Phase III study using the combination therapy for this patient population. Interestingly, lisaftoclax showed the potential to overcome resistance to venetoclax in patients who failed prior treatment with venetoclax, suggesting that it might bring improved treatment outcome. We look forward to releasing more data from this study which will further validate lisaftoclax’s broad therapeutic potential.”

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, said, “In previous studies, lisaftoclax combined with azacitidine has already demonstrated significant activity in patients with various myeloid malignancies. In this oral presentation, we report the latest data from a multi-country, multicenter Phase Ib/II study that showed promising antitumor activity and good tolerability of the combination regimen in myeloid malignancies such as AML and MDS. In particular, lisaftoclax has shown therapeutic potential in venetoclax-refractory patients, making this study the first that reported a Bcl-2 inhibitor overcoming drug resistance to another Bcl-2 inhibitor, thus suggesting that lisaftoclax may bring about a breakthrough to the treatment of myeloid malignancies. For now, lisaftoclax is being evaluated in multi-countries, registrational Phase III studies in AML and MDS. We remain committed to our mission of addressing unmet clinical needs in China and around the world and plan to further accelerate our clinical programs to bring more novel therapeutics to patients as soon as possible.”

Highlights of this abstract selected for presentation at ASCO 2025 are as follows:

Phase 1b/2 Study of Lisaftoclax (APG-2575) Combined with Azacitidine (AZA) in Patients with Treatment-Naïve or Prior Venetoclax-Exposed Myeloid Malignancies

●	Abstract #: 6505

●	Format: Oral Presentation

●	Session Title: Hematologic Malignancies—Leukemia, Myelodysplastic Syndromes, and Allotransplant

●	Principal Authors: Michael Francis Leahy, MBChB, Royal Perth Hospital, Australia; Shaun Fleming, MBBS(Hons), PhD, The Alfred Hospital & Australian Centre for Blood Diseases, Australia; Patricia Kropf, MD, Novant Health Cancer Institute, United States, et al.

●	Highlights:

Background:

²	AML and MDS are hematologic malignancies with poor prognoses.

²	Hypomethylating agents (HMAs) AZA and decitabine are approved for MDS and AML and have been shown to prolong survival in patients. However, additional treatment options that improve clinical outcomes, such as complete response (CR) and overall survival (OS), are needed.

²	Lisaftoclax is an investigational, orally active, small-molecule Bcl-2 inhibitor that has shown enhanced treatment responses in AML and MDS when combined with AZA in preclinical[1] and clinical[2] studies.

Efficacy results:

²	As of the data cutoff in April 2025, 22 of 28 venetoclax-refractory patients with R/R AML/ Mixed Phenotype Acute Leukemia (MPAL) were efficacy-evaluable, among whom, the overall response rate (ORR) was 31.8%, including 22.8%, 4.6%, and 4.6% achieving CR/CR with incomplete hematologicrecovery (CRi), partial response (PR), and the morphologic leukemia-free state (MLFS), respectively. All responsive patients had received multiple lines of therapy that included venetoclax, and most of them (71%, 5/7) harbored the TP53 mutation and had a complex chromosomal karyotype at baseline.

²	In 6 efficacy-evaluable patients with newly diagnosed (ND) AML/MPAL, the ORR was 83.3%, with CR/CRi and PR achieved by 33.3% and 50% of patients, respectively. In 44 efficacy-evaluable patients with R/R AML/MPAL, the ORR was 43.2%, with CR/CRi, PR, and MLFS achieved by 31.8%, 4.5%, and 6.8% of patients, respectively.

²	In 15 efficacy-evaluable patients with ND MDS/chronic myelomonocytic leukemia (CMML), the ORR was 80%, with CR and marrow CR (mCR) achieved by 40% and 40% of patients, respectively. In 22 efficacy-evaluable patients with R/R MDS/CMML, the ORR was 50%, with CR, mCR, and PR achieved by 27.3%, 18.2%, and 4.5% of patients, respectively.

Safety results: Lisaftoclax in combination with AZA was well tolerated, with a manageable profile. Common adverse events were mostly hematologic. Nonhematologic toxicity was uncommon. The majority of adverse events were manageable, reversible and tolerable.

Conclusions: Lisaftoclax combined with AZA showed promising antitumor activity and favorable tolerability in patients with TN or R/R myeloid malignancies. Furthermore, lisaftoclax demonstrated the ability to overcome drug resistance to venetoclax, making this the first clinical study to report a Bcl-2 inhibitor overcoming venetoclax resistance.

*	Lisaftoclax (APG-2575) is an investigational compound and has not been approved by the US FDA.

Reference:

[1]	Zhai Y, Tang Q, Fang DD, et al. Lisaftoclax in Combination with Alrizomadlin Overcomes Venetoclax Resistance in Acute Myeloid Leukemia and Acute Lymphoblastic Leukemia: Preclinical Studies. Clin Cancer Res. 2023;29:183-196. https://doi.org/10.1158/1078-0432.CCR-22-0978

[2]	Wang H, Wei X, Jiang Q, et al. Safety and Efficacy of Lisaftoclax (APG-2575), a Novel BCL-2 Inhibitor (BCL-2i), in Relapsed or Refractory (R/R) or Treatment-Naïve (TN) Patients (Pts) with Acute Myeloid leukemia (AML), Myelodysplastic Syndrome (MDS), or Other Myeloid Neoplasms. Blood 2023;142(Suppl 1):2925. https://doi.org/10.1182/blood-2023-188489

About Ascentage Pharma

Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855) is a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers. The company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53 and next-generation kinase inhibitors.

The lead asset, olverembatinib, is the first third generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or POLARIS-2, of olverembatinib for CML, as well as global registrational Phase III trials for newly diagnosed Ph+ ALL patients and SDH-deficient GIST patients.

The second lead asset, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematological malignancies. The NDA for the treatment of relapsed and/or refractory CLL and SLL was accepted with Priority Review designation by China’s National Medical Products Administration. The Company is currently conducting an FDA-cleared, global registrational Phase III trial, or GLORA, of lisaftoclax in combination with BTK inhibitors for patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with sub-optimal response, as well as global registrational Phase III trials for newly diagnosed CLL/SLL, AML and MDS patients.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Special note regarding forward-looking statements and industry data” in its Registration Statement on Form F-1, as amended, filed with the SEC on January 21, 2025, and the Form 20-F filed with the SEC on April 16, 2025, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited we made or make from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Relations:

Hogan Wan, Head of IR and Strategy

Ascentage Pharma

Hogan.Wan@ascentage.com

+86 512 85557777

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ICR Healthcare

Stephanie.Carrington@icrhealthcare.com

+1 (646) 277-1282

Media Relations:

Sean Leous

ICR Healthcare

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+1 (646) 866-4012

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